EXHIBIT 3.1

                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                          WESTMARK GROUP HOLDINGS, INC.


Westmark Group Holdings, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY
CERTIFY:

      FIRST: "That at a meeting of the Board of Directors of Westmark Group Holdings, Inc. Resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

            RESOLVED, That the Certificate of Incorporation of this corporation be amended by changing Article IV thereof so that, as amended said Article shall be and read as follows:

            The corporation shall have authority to issue a total of 15,000,000 shares of Common Stock, par value $.005 per share and 10,000,000 shares of Preferred Stock, par value $.001 per share.

            Shares of Preferred Stock of the Corporation may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be determined by the Board of Directors of the Corporation ("Board of Directors") prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such qualifications, limitations or restrictions thereof, shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

            Subject to all of the rights on the Preferred Stock or any series thereof described in appropriate certificates of designation, the holders of the Common Stock shall be entitled to receive, when, as, and if declared by the Board of Directors, out of funds legally available therefore, the dividends payable in cash, common stock, or otherwise to receive, when, as, and if declared by the Board of Directors, out of funds legally available therefore, the dividends payable in cash, common stock, or otherwise.

            No stockholder of the Corporation shall have the right of cumulative voting at any election of Directors of the Corporation.
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      SECOND: That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

      THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

      IN WITNESS WHEREOF, said Westmark Group Holdings, Inc., has caused this certificate to be aligned by Mark Schaftlein its President and Chief Executive Officer this 28th day of August, 1997.


                                       Westmark Group Holdings, Inc.

                                       By:/s/ MARK SCHAFTLEIN
                                              Mark Schaftlein
                                              President/Chief Executive Officer